

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

July 5, 2006

Mr. Richard T. O'Brien
Senior Vice President and Chief Financial Officer
Newmont Mining Corporation
1700 Lincoln Street
Denver, Colorado 80203

> **Re:** **Newmont Mining Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2004**
> **Filed March 15, 2005**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 2, 2006**
> **Response Letter Dated June 12, 2006**
> **File No. 1-31240**

Dear Mr. O'Brien:

   We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2004

Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations

     Critical Accounting Policies

     Exploration Segment Goodwill, page 54

1.   Please note that we are continuing to evaluate your response to our comments in your letter dated June 12, 2006. Please provide us with the following additional information, as discussed with you on June 23, 2006:

- Please provide us with fair value valuations of your exploration reporting unit for 2004 and 2005 which exclude the "near-mine" exploration track record. Refer to EITF 04-03.

- It is our understanding, based on discussions with you, that you believe your exploration reporting unit will ultimately deliver all value attributable to future development, production and sale of minerals, much like that of a junior mining company in the exploration stage. Please provide us with an analysis that identifies each cost assumption included in your valuation and explain why you believe these cost assumptions represent all costs necessary to generate the expected future cash flows. For instance, without limitation, we note that corporate general and administrative costs are static for all periods modeled.

- In your response to our prior comment number two you refer to the fair value of your reporting unit had your current valuation model been used at the acquisition date. Please provide us with a copy of that valuation model.

- Please provide us with a reconciliation of the amount of your 2004 "green fields" reserve ounce additions citing the source of the specific projects and their locations.

- Please clarify which reporting unit is allocated the value of your exploration properties and mineral rights. Also clarify the nature of the assets held by the exploration reporting unit.

- Please tell us how you have applied the requirements of paragraph 36 of SFAS 142 regarding the allocation of goodwill from the reporting unit that holds the exploration properties and mineral rights when new reporting units are created, such as with your operations in Ghana. Please tell us when you determined that your operations in Ghana were a reporting unit.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Kevin Stertzel at (202) 551-3723, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief